SUB-ITEM 77Q2:

            Section 30(h) of the Investment Company Act of 1940, as amended, and Section 16(a) of the Securities Exchange Act of 1934 require that the directors and officers of the Fund and persons who own more than ten percent of the Fund's shares file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of shares of the Fund. Specific due dates have been established and the Fund is required to disclose any failure to file by the specific due dates.

            [To the Fund's knowledge, during the fiscal year ended December 31, 2002, all required reports were timely filed with respect to the directors and officers of the Fund.] [CSAM please confirm]

            In making this disclosure, the Fund has relied on copies of reports that were furnished to it and written representations of its directors and officers.